Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2018 under IFRS

IT Services Revenue surpasses $8 Billion

Bangalore, India and East Brunswick, New Jersey, USA – April 25, 2018 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter and year ended March 31, 2018.

Highlights of the Results

Results for the Year ended March 31, 2018:

•	Gross Revenue was ₹544.9 billion ($8.4 billion1), a decline of 1.0% YoY.

•	IT Services Segment Revenue was $8,060.2 million, an increase of 4.6% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue grew 2.9% YoY.

•	IT Services Segment Revenue in Rupee terms remained flat at ₹528.4 billion ($8.1 billion1).

•	IT Services Margin was 15.8%. Excluding the impact of insolvency of two customers and the impairment loss in one of our acquisitions, IT Services Margin for the year was 16.8%*.

•	Net Income[3] was ₹80.1 billion ($1.2 billion1), a decrease of 5.7% YoY.

Results for the Quarter ended March 31, 2018:

•	Gross Revenue was ₹137.7 billion ($2.1 billion1), an increase of 0.7% sequentially.

•	IT Services Segment Revenue in dollar terms was $2,062.0 million, up 2.4% sequentially and 5.5% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue grew 1.1% sequentially and 2.5% YoY.

•	IT Services Segment Revenue in Rupee terms at ₹134.1 billion ($2.1 billion1), an increase of 1.3% sequentially.

•	IT Services Margin for the quarter was 14.4%. Excluding the impact of insolvency of a customer and the impairment loss in one of our acquisitions, IT Services Margin for the quarter was 16.0%*.

•	Net Income[3] for the quarter was ₹18.0 billion ($277 million1).

Performance for the quarter and year ended March 31, 2018

Abidali Z. Neemuchwala, CEO and Member of the Board said - “Our investments in Digital and our efforts in client mining are paying off well. Our strong order bookings in the last two quarters provide us the right foundation to grow as we progress through the year.”

Jatin Dalal, Chief Financial Officer said - “We continue to make progress in our client mining, with number of clients contributing revenues over $75 million increasing from 17 to 20 during the quarter. Our investments in Wipro HOLMESTM and our automation suite are resulting in consistent productivity improvements. We generated robust Operating Cash Flows of ₹84 billion at 105% of our Net Income in FY18.”

1.	For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹65.11, as published by the Federal Reserve Board of Governors on March 31, 2018. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2018 was US$1= ₹65.04
2.	Segment Profit refers to Segment Results Total.
3.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company.
4.	* For the year, we recognized provisions totaling ₹5,255 million ($81 million1) with respect to insolvency of two customers and the impairment loss in one of our acquisitions. For the quarter, we recognized provisions totaling ₹2,080 million ($32 million1) with respect to insolvency of a customer and the impairment loss in one of our acquisitions.

Outlook for the Quarter ending June 30, 2018

We expect Revenue from our IT Services business to be in the range of $2,015 million to $2,065 million*. We had announced the divestiture of our hosted data center services business to Ensono for a consideration of $405 million. We expect the transaction to complete during the quarter ending June 30, 2018. For the purpose of the Outlook, we have not considered the impact of the divestment on the Revenue for the quarter ending June 30, 2018. We will revise the Outlook for the quarter based on the actual date of completion of the divestment.

*	Outlook is based on the following exchange rates: GBP/USD at 1.39, Euro/USD at 1.24, AUD/USD at 0.78, USD/INR at 65.12 and USD/CAD at 1.27.

Capital Allocation-:

The Board of Directors at its meeting held on January 19, 2018, had declared an interim dividend of ₹1 per equity share for the financial year 2017–18. The Board recommends adoption of the interim dividend as the final dividend for the financial year 2017–18. Thus, the total dividend for the financial year 2017–18 remains ₹1 per equity share. We also completed a buyback of ₹110,000 million in December 2017.

IT Services

We signed a definitive agreement to divest Wipro’s hosted data center services business to Ensono, a leading hybrid IT services provider, for USD 405 million. Wipro will unlock value by transitioning eight data centers and over 900 employees of its hosted data center services business to Ensono. As part of the agreement, Wipro will make a strategic investment of USD 55 million in Ensono’s combined entity.

Wipro continued its momentum in winning large deals globally as described below:

A leading North American healthcare technology company has chosen Wipro as a strategic partner to help enhance its services and solutions, consolidate operations and grow the scale and scope of their offerings. Leveraging the Wipro HOLMESTM platform, Wipro will implement digital solutions that harness the power of cognitive computing, machine learning and hyper-automation. This engagement will help the client address the emerging needs of the industry as they work towards enabling a more value-based healthcare system.

Wipro has won a multi-year infrastructure transformation deal in the Securities & Capital Markets domain from a global financial services firm. The deal encompasses hybrid cloud management services, workplace services, cybersecurity operations, and cloud-enabled transformation, and will standardize and modernize IT operations across the client’s lines of business. In addition to leveraging Wipro’s expertise in infrastructure operations transformation, the engagement will be powered by Wipro HOLMESTM for intelligent automation, and analytics-driven insights.

Wipro has won a multi-year contract from a leading German automotive company to transform and operate a large advanced analytics platform. The program will foster business agility and scalability for the client through transformation of enterprise operations and data-driven business insights.

A leading network equipment provider has selected Wipro to enhance its Internet Protocol products. Wipro will develop next-generation platforms for the client as well as support their existing product portfolio.

Digital highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

A national U.S. retailer has hired Wipro Digital to support the ongoing development of its new omnichannel B2B platform and website. Wipro Digital’s Buildit engineering team will partner with the retailer to introduce new approaches and agile methodologies to enhance the user experience.

A North American healthcare company has chosen Wipro as its digital transformation partner to digitize and improve its partner experience to take advantage of the evolving business models in the healthcare industry. The project will leverage the offerings of Wipro Digital and its strategic design firm Designit - in product design, product branding and technology implementation.

Designit and Wipro Digital undertook a strategic design engagement to reimagine the merchant onboarding process for a large credit card processing firm. The extensive desk and field research resulted in the development of a reimagined onboarding experience. The new platform will help the client differentiate and remain competitive in a highly disrupted industry.

Wipro continues to win deals in the cloud applications space by leveraging Appirio Cloud Services:

•	A large US-based healthcare company has selected Wipro to support the consolidation and standardization of its CRM processes;

•	Wipro was selected by a social purpose-driven software company to standardize the user experience of their organization and its sub brands on a cloud platform;

•	A global financial services firm has selected Wipro to upgrade its existing CRM solution; and

•	An international non-profit organization has chosen Wipro to transform its financial accounting processes.

Analyst Accolades and Awards

Wipro was positioned as a Leader in the NelsonHall Big Data & Analytics NEAT Report 2017.

Wipro won the ‘Best Blockchain Application of the Year’ award at the Global Logistics Excellence Awards 2018.

Wipro was recognized as the leading AI Partner for 2017 by Intel Corporation at the Intel AI and HPC Ecosystem Summit 2018, for driving transformational outcomes for clients, by leveraging solutions powered by Wipro HOLMESTM and Intel’s AI-optimized hardware platforms.

Wipro was recognized at the 14th Annual 2018 Info Security Product Guide’s Global Excellence Awards®, in three categories - Managed Security Services, Security Products and Solutions for Enterprise (Large) and Identity Management.

All product names, logos, and brands are property of their respective owners.

IT Products

•	IT Products Segment Revenue for the quarter ended March 31, 2018 was ₹4.2 billion ($64 million1).

•	IT Products Segment Revenue for the year ended March 31, 2018 was ₹18.0 billion ($276 million1).

•	IT Products Margin for the year was 2.0%.

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2018, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro180425.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Vaibhav Saha	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
vaibhav.saha@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
ASSETS
Goodwill	125,796	117,584	1,806
Intangible assets	15,922	18,113	278
Property, plant and equipment	69,794	64,443	990
Derivative assets	106	41	1
Investments	7,103	7,668	118
Investment in equity accounted investee	—	1,206	19
Trade receivables	3,998	4,446	68
Deferred tax assets	3,098	6,908	106
Non-current tax assets	12,008	18,349	282
Other non-current assets	16,793	15,726	242

Total non-current assets	254,618	254,484	3,910

Inventories	3,915	3,370	52
Trade receivables	94,846	100,990	1,551
Other current assets	30,751	30,596	469
Unbilled revenues	45,095	42,486	653
Investments	292,030	249,094	3,826
Current tax assets	9,804	6,262	96
Derivative assets	9,747	1,232	19
Cash and cash equivalents	52,710	44,925	690

	538,898	478,955	7,356
Assets held for sale	—	27,201	418

Total current assets	538,898	506,156	7,774

TOTAL ASSETS	793,516	760,640	11,684

EQUITY
Share capital	4,861	9,048	139
Share premium	469	800	12
Retained earnings	490,930	453,265	6,962
Share based payment reserve	3,555	1,772	27
Other components of equity	20,489	18,051	277

Equity attributable to the equity holders of the Company	520,304	482,936	7,417
Non-controlling interest	2,391	2,410	37

TOTAL EQUITY	522,695	485,346	7,454

LIABILITIES
Long - term loans and borrowings	19,611	45,268	695
Derivative liabilities	2	7	—
Deferred tax liabilities	6,614	3,059	47
Non-current tax liabilities	9,547	9,220	142
Other non-current liabilities	5,500	4,230	65
Provisions	4	3	—

Total non-current liabilities	41,278	61,787	949

Loans, borrowings and bank overdrafts	122,801	92,991	1,428
Trade payables and accrued expenses	65,486	68,129	1,047
Unearned revenues	16,150	17,139	264
Current tax liabilities	8,101	9,417	145
Derivative liabilities	2,708	2,210	34
Other current liabilities	13,027	16,613	256
Provisions	1,270	796	12

	229,543	207,295	3,186
Liabilities directly associated with assets held for sale	—	6,212	95

Total current liabilities	229,543	213,507	3,281

TOTAL LIABILITIES	270,821	275,294	4,230

TOTAL EQUITY AND LIABILITIES	793,516	760,640	11,684

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2017	2018	2018	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) Refer Footnote 1 on Page 1
Gross revenues	139,875	137,686	2,115	550,402	544,871	8,368
Cost of revenues	(100,771)	(97,794)	(1,502)	(391,544)	(385,575)	(5,922)
Gross profit	39,104	39,892	613	158,858	159,296	2,446

Selling and marketing expenses	(11,836)	(11,263)	(173)	(40,817)	(42,349)	(650)
General and administrative expenses	(7,267)	(9,801)	(151)	(32,021)	(34,141)	(524)
Foreign exchange gains/(losses), net	745	557	9	3,777	1,488	23
Other Operating Income	4,082	—	—	4,082	—	—

Results from operating activities	24,828	19,385	298	93,879	84,294	1,295

Finance expenses	(1,170)	(1,564)	(24)	(5,942)	(5,830)	(90)
Finance and other income	5,753	4,803	74	22,419	23,999	369
Share of profits/(loss) of equity accounted investee	—	(3)	—	—	11	—
Profit before tax	29,411	22,621	348	110,356	102,474	1,574
Income tax expense	(6,742)	(4,615)	(71)	(25,213)	(22,390)	(344)

Profit for the period	22,669	18,006	277	85,143	80,084	1,230

Attributable to:
Equity holders of the Company	22,611	18,028	277	84,895	80,081	1,230
Non-controlling interest	58	(22)	—	248	3	—

Profit for the period	22,669	18,006	277	85,143	80,084	1,230

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.68	4.00	0.06	17.48	16.86	0.26
Diluted	4.66	4.00	0.06	17.43	16.83	0.26

Weighted average number of equity shares used in computing earnings per equity share
Basic	4,835,568,066	4,503,353,231	4,503,353,231	4,857,081,010	4,750,043,400	4,750,043,400
Diluted	4,849,694,210	4,511,906,041	4,511,906,041	4,871,347,138	4,758,361,975	4,758,361,975
Additional Information
Segment Revenue
IT Services Business Units
BFSI	34,911	39,013	599	135,967	148,062	2,274
HLS	20,456	18,575	285	82,242	74,177	1,139
CBU	21,204	21,029	323	83,417	83,762	1,286
ENU	17,515	16,768	258	68,883	68,427	1,051
MNT	30,657	30,870	474	119,175	120,272	1,847
COMM	9,278	7,864	121	38,756	33,710	518

IT SERVICES TOTAL	134,021	134,119	2,060	528,440	528,410	8,115
IT PRODUCTS	6,613	4,169	64	25,922	17,998	276
RECONCILING ITEMS	(14)	(45)	(1)	(183)	(49)	(1)

TOTAL	140,620	138,243	2,123	554,179	546,359	8,390

Other operating Income

IT Services	4,082			4,082

IT Products
Segment Result
IT Services Business Units
BFSI	5,153	6,298	97	24,939	24,626	378
HLS	(11)	1,824	28	9,479	9,620	148
CBU	3,719	3,013	46	14,493	13,060	201
ENU	4,097	2,286	35	14,421	8,060	124
MNT	5,969	5,475	84	23,453	21,742	334
COMM	1,449	(753)	(12)	6,149	3,158	49
OTHERS	—	—	—	—	—
Other Operating Income	4,082			4,082
UNALLOCATED	811	1,180	18	(951)	3,347	51

TOTAL IT SERVICES	25,269	19,323	296	96,065	83,613	1,285
IT PRODUCTS	(428)	48	1	(1,680)	362	6
RECONCILING ITEMS	(13)	14	—	(506)	319	5

TOTAL	24,828	19,385	297	93,879	84,294	1,295

FINANCE EXPENSE	(1,170)	(1,564)	(24)	(5,942)	(5,830)	(90)
FINANCE AND OTHER INCOME	5,753	4,803	74	22,419	23,999	369
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE	—	(3)	—	—	11	0

PROFIT BEFORE TAX	29,411	22,621	347	110,356	102,474	1,575
INCOME TAX EXPENSE	(6,742)	(4,615)	(71)	(25,213)	(22,390)	(344)

PROFIT FOR THE PERIOD	22,669	18,006	276	85,143	80,084	1,231

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking,Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended March 31, 2018
IT Services Revenue as per IFRS	$2,062.0	IT Services Revenue as per IFRS	$2,062.0
Effect of Foreign currency exchange movement	$(26.6)	Effect of Foreign currency exchange movement	$(58.0)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,035.4	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$2,004.0

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Year ended March 31, 2018
IT Services Revenue as per IFRS	$8,060.2
Effect of Foreign currency exchange movement	$(131.0)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$7,929.2